October 1, 2007

Via EDGAR Correspondence and Federal Express

Mr. Russell Mancuso
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                Andover Medical, Inc.
Registration Statement on Form SB-2 (the “Registration Statement”)
Filed on September 10, 2007
File No. 333-142387

Dear Mr. Mancuso:

In connection with the above-referenced matter and on behalf of our client Andover Medical, Inc. (the “Company”) on October 1, 2007, we filed Amendment No. 4 to the Company’s Registration Statement, along with a copy marked to show changes from Amendment No. 3 to the Registration Statement, which we filed on September 10, 2007. This letter is in response to your letter to Mr. Edwin A. Reilly, dated September 21, 2007. We will address your comments in the order in which they appear in your letter.

Management’s Discussion and Analysis or Plan of Operations, page 20

Debt Covenants, page 22

1.     As noted in Item 10(e) of Regulation S-K which is further clarified in Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, there are certain disclosures required when:

a.      A company’s credit agreement contains a material covenant regarding the non-GAAP measure “Adjusted EBITDA”,

b.      The credit agreement is material to the Company,

c.      The covenant is a material term of the credit agreement, and,

d.      Information about the covenant is material to an investor’s understanding of the Company’s financial condition or liquidity.

Given these requirements, the Management’s Discussion and Analysis or Plan of Operations on page 20 is revised as follows:

Debt Covenants

Consolidated Adjusted EBITDA

Management believes that an understanding of Adjusted EBITDA is an important measure of operating performance, our ability to service our debt, and our ability to make capital expenditures for our stockholders.

In general terms, the definition of Adjusted EBITDA, “Borrower’s EBITDA” per our credit agreement, is defined as Consolidated Net Income for such period, plus: (i) Interest Expense, (ii) taxes, (iii) depreciation, (iv) amortization, (iv) any extraordinary charges for such period, (v) any non-cash charges for such period related to stock options, warrants, convertible preferred stock, any other derivative securities and restricted stock grants, and (vi) any other non-cash charges for such period (but excluding any non-cash charge in respect of an item that was included in Consolidated Net Income in a prior period), minus (i) interest and dividend income, (ii) gain on the sale of assets and (iii) any extraordinary gains and any non-cash components of income for such period, all calculated in accordance with GAAP.

We use Adjusted EBITDA to assess our subsidiaries’ operating performance. We believe it is meaningful because it provides investors with a basis for reviewing criteria that is used by our internal decision makers. Our internal decision makers believe Adjusted EBITDA is a meaningful measure, because it represents a transparent view of our subsidiaries’ recurring operating performance and allows management to readily view operating trends and perform analytical comparisons. We reconcile Adjusted EBITDA to net income.

We also use Adjusted EBITDA as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is used to determine our ability to access $1,000,000 acquisition indebtedness available under the credit agreement. It is also a component of certain material covenants contained within and defined by our credit agreement. These covenants are material terms of the credit agreement, which in turn since non-compliance with these financial covenants under our credit facility—our debt services coverage—could result in the lenders requiring us to immediately repay all amounts borrowed. In addition, if we cannot satisfy these financial covenants in the indenture governing the credit agreement, we cannot engage in certain activities, such as incurring additional indebtedness, acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

The reconciliation of Net Loss to Adjusted EBITDA for the six months ended 6/30/07 as follows:

Net Loss	(1,634,055)
Plus:
Taxes	19,061
Net Interest Expense (Income)	26,823
Depreciation and Amortization	52,451
Non cash charges—stock compensation expense	870,594
Adjusted EBITDA	(665,126)

It should be noted that Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. As a result, Adjusted EBITDA should not be considered a substitute for net income. Revenue and expenses are measured in accordance with the policies and procedures described in Note 1, Summary of Significant Accounting Policies, to our accompanying consolidated financial statements.

Selling Stockholders, page 49

2.     This comment has been complied with. The Company has removed Vicis Capital from the Selling Stockholder table and revised all related disclosures. The Company is not aware of (and the questionnaires completed by the selling stockholders did not disclose) any other affiliate relationships among the selling stockholders and/or with the Company.

3.     The Company is not aware of (and the questionnaires completed by the selling stockholders did not disclose) any affiliate relationships among the selling stockholders, except with respect to Hjortur Eiriksson, Gion, Ltd., Maraline Int’l Ltd. and Odett Holdings Ltd., all of whom are affiliated with each other, but not with the Company.

4.     This comment has been complied with. The last column of the Selling Stockholder table has been revised to account for changes in beneficial ownership following the resale of shares being offered under the Registration Statement.

Unaudited Financial Statements as of June 30, 2007

Note 4.   Goodwill and Intangible Assets, page F-16

General Statement

Health insurance contracts allow a health care service and supplies providers to seek reimbursement from Medicare or private health insurance companies for products and services provided in caring for patients. A service provider cannot seek reimbursement from the patient’s health insurance without these contracts. Under the current co-pay and deductible system of health insurance, the service provider can only expect a small portion of its revenue directly from the patient. The substantial portion of revenues for its services is derived from the insurance companies. This is the nature of third party reimbursement.

The contract terms provide for the reimbursement amounts, stated in terms of fixed dollar amounts or percentage of fees established by Medicare, by product and/or service, for a stated period. The terms also provide for the timing, content and form of submission of claims and payment for products and services.

According to the Centers for Medicare and Medicaid (CMS) of the $1.9 trillion spent in 2004 on all personal healthcare Medicare accounts for 19% or $361 billion and private health insurance payers account for 37% or $703 billion. Given these large expenditures, it is not surprising that both sectors are concerned with spending growth. Both Medicare and private insurers have initiated cost containment mechanisms to control the growth of spending on personal health care. One cost containment metric is to reduce the total number of qualified providers for both Medicare and the private insurer’s “network”. As a result health insurance contracts for third party medical billing are becoming very difficult to negotiate and secure. However, once obtained, these contracts are very secure, so long as the provider stays in compliance with the contract. Many of the contracts have expiration dates, but have auto-renewal clauses. Some of the contracts do not have expiration dates at all, and most simply go through a periodic pricing update process. Calculating the fair value of the contracts with health insurance companies requires significant estimates and assumptions by management. The estimated values were based upon the entities’ projected earnings which rely upon the contracts, before interest, taxes, depreciation, and amortization. A net present value method based upon a number of factors, including future business plans, actual operating results, market data and appropriate discount rates, was applied to give discounted cash flows expected to be generated. The insurance contracts represent the ability to earn virtually all of the acquired companies’ income; therefore the value of the insurance contracts is not categorized as amortizable. Impairment will be assessed annually based upon changing factors in the industry and political changes in health insurance. There was no impairment of goodwill as of June 30, 2007.

5.     Health insurance contracts for third party medical billing are increasingly difficult to negotiate and obtain due to consolidation efforts by Medicare and private insurance companies to control costs by reducing the number of providers in their networks. Once obtained and in place however, these contracts are very secure, so long as the provider stays in compliance with the contract. Many of the contracts have expiration dates, but have auto-renewal clauses. Other contracts do not have expiration dates at all and are subject only to periodic pricing updates. These contracts represent the ability to earn virtually all of the acquired companies’ income; therefore the useful life of the health insurance contracts is indefinite and not amortizable

6.     As noted in the discussion above, the nature of these contracts is to allow a health care service and supplies provider to bill Medicare or private health insurance companies for products and services provided in caring for patients. A service provider cannot seek reimbursement from the patient’s health insurance without these contracts. Under the co-pay and deductible system of health insurance, the service provider can only expect a small portion of its revenue directly from the patient. The substantial portion of revenues for its services is derived from the insurance companies. This is the nature of third party reimbursement.

The contract terms provide for the reimbursement amounts, stated in terms of fixed dollar amounts or percentage of fees established by Medicare, by product and/or service, for a stated period. The terms also provide terms for the timing, content and form to submit claims for reimbursement.

Calculating the fair value of the contracts with health insurance companies requires significant estimates and assumptions by management. The estimated values were based upon the entities’ projected earnings which rely upon the contracts, before interest, taxes, depreciation, and amortization. A net present value method based upon a number of factors, including future business plans, actual operating results, market data and appropriate discount rates, was applied to give discounted cash flows expected to be generated. The net present value assumptions and methodology were as follows:

1.                Using the formula Cost of equity = expected risk-free rate of return + ((market risk factor / (historic return on equity—expected risk-free rate of return)), where

a.                  The expected risk-free rate of return was taken from the 10-year T-note rate at 8/30/07, 4.53%.

b.                 The market risk factor was taken from the stock volatility per DerivativesOne.com, based on stock prices of the Company, 1.486.

c.                  The historic return on equity was determined as a result of researching a variety of articles, concluding with 5.70%.

2.                Anticipated growth rate was established by management at 2.5% per annum based upon industry specific knowledge.

3.                Determining a length of time for the net income stream was one of the more difficult estimates. Research revealed a range of factors such as predictions that Medicare will cease to be able to pay claims in the year 2030, or depending on political changes in the next presidential election, all of health care insurance processing could change as early as five years from now. Taking the average of these extremes, combined with other less extreme predictions, the assumption was to use a term of 14 years.

7.     Goodwill arising from the RSI acquisition reflected a purchase price factors such as RSI’s unique position in its market and its geographic position in the Company’s development of a nationwide DME distribution network.

Based upon the responses to Comments #5 through #7, the following is an update of Note 4:

NOTE 4   GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the purchase price of acquired businesses in excess of the fair market value of net assets acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), goodwill and intangible assets with indefinite lives are not subject to amortization, but are monitored annually for impairment, or more frequently if there are other indications of impairment. Any impairment would be measured based upon the fair value of the related asset based on the provisions of SFAS No. 142. Because the Company has one reporting segment, under SFAS No. 142, the Company utilizes the entity-wide approach for assessing goodwill for impairment and compares its market value to its net book value to determine if an impairment exists. There were no impairment losses related to goodwill in any of the fiscal periods presented. If AMI determines through the impairment review process that goodwill has been impaired, AMI would record the impairment charge in its consolidated statement of income.

The amount of goodwill as of June 30, 2007, includes $837,302 from the RSI acquisition and no goodwill related to the OMI acquisition. Goodwill arising from the RSI acquisition reflects purchase price factors such as RSI’s unique position in its market and its geographic position in the Company’s development of a nationwide DME distribution network. The goodwill reported for these acquisitions reflects AMI’s preliminary purchase price allocation and is subject to change.

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their expected useful lives. AMI assesses the impairment of amortizable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors AMI considers important that could trigger an impairment review include the following:

•       a significant underperformance relative to expected historical or projected future operating results;

•       a significant change in the manner of AMI’s use of the acquired asset or the strategy for AMI’s overall business;

•       a significant negative industry or economic trend; and

•       AMI’s market capitalization relative to net book value.

Health insurance contracts for third party medical billing are increasingly difficult to negotiate and obtain due to consolidation efforts by Medicare and private insurance companies to control costs by reducing the number of providers in their networks. Once obtained and in place however, these contracts are very secure, so long as the provider stays in compliance with the contract. Many of the contracts have expiration dates, but have auto-renewal clauses. Other contracts do not have expiration dates at all and are subject only to periodic pricing updates. These contracts represent the ability to earn virtually all of the acquired companies’ income; therefore the useful life of the health insurance contracts is indefinite and not amortizable.

Calculating the fair value of the contracts with Medicare and private health insurance companies requires significant estimates and assumptions by management. The estimated values were based upon the entities’ projected earnings which rely substantially upon these contracts, before interest, taxes, depreciation, and amortization. A net present value method based upon several factors, including future business plans, actual operating results, market data and appropriate discount rates, was applied to give discounted cash flows expected to be generated. The net present value assumptions and methodology were as follows:

1.                Using the formula Cost of equity = expected risk-free rate of return + ((market risk factor / (historic return on equity—expected risk-free rate of return)), where

a.                  The expected risk-free rate of return was taken from the 10-year T-note rate at 8/30/07, 4.53%.

b.                 The market risk factor was taken from the stock volatility per DerivativesOne.com, based on stock prices of the Company, 1.486.

c.                  The historic return on equity was determined as a result of researching a variety of articles, concluding with 5.70%.

2.                Anticipated growth rate established by management was 2.5% per annum based upon industry experience and a range of forecasts durable medical supplies sector of the healthcare industry.

3.                Determining a length of time for the net income stream was one of the more difficult estimates. Research revealed a range of factors such as predictions that Medicare will cease to be able to pay claims in the year 2030, or depending on political changes in the next presidential election, all of health care insurance processing could change as early as five years from now. Taking the average of these forecasts, the assumption was to use a term of 14 years.

If AMI determines that an impairment review is required, AMI would review the expected future undiscounted cash flows to be generated by the assets. If AMI determines that the carrying value of intangible assets may not be recoverable, AMI would measure any impairment based on a projected discounted cash flow method using a discount rate determined by AMI to be commensurate with the risk inherent in AMI’s current business model. If impairment is indicated through this review, the carrying amount of the asset would be reduced to its estimated fair value. The components of acquired identifiable intangible assets as of June 30, 2007 are as follows:

Health insurance contracts	4,844,930
Non-competition agreements, net of accumulated amortization of 115,123	34,877
4,879,807

The components of acquired identifiable intangible assets include: non-competition agreements which are amortized on a straight-line basis over the related estimated lives of the agreements (seven to ten years), and health care contracts for third party medical billing. These contractual intangibles have been valued under a net present value method that considers the future revenue growth of the Company at 2.5%, consistent with expectations for the Durable Medical Equipment (DME) sector of the health care industry and a discount rate of 6.27% which was based upon a calculation of the Company’s cost of equity. The Company is in the process of reviewing the valuation of its intangible assets and anticipates finalization by year end 2007.

Note 6.   Stockholders’ Equity, page F-16

Preferred Stock, page F-17

8.     Outlined below is the timeline related to the Company’s registration rights agreement and related penalties:

1)               The Company filed its original registration statement on April 26, 2007.

2)               The SEC staff provided it first set of comments on May 23, 2007.

3)               The Company responded to the Staff’s May 23rd comments with Amendment No. 1 to Form SB-2 on June 29. At that time, having responded to the comments prepared by the SEC staff, the Company had approximately 60 days to secure an effective registration statement before incurring penalties. The Company believed it was likely or at least reasonable possible that the Registration Statement would be declared effective in advance of the deadline and the Company considered the likelihood of a contingent liability arising to be remote or reasonably possible.

4)               The second set of comments was provided by the SEC Staff on July 13.

5)               The Company responded to that set of comments with its 2nd amendment on August 1.

6)               The Company filed its Quarterly Report on Form 10-QSB for the period ended June 30, 2007 on August 10.

7)               The third set of comments was provided by the SEC staff on August 17. At this point, after reviewing the comments prepared by the SEC staff, the Company determined it was probable that penalties as defined in the Private Offering were due and began accruing the liability.

8)               The Company responded to that set of comments with its 3rd amendment on September 10.

9)               The latest set of comments was provided by the SEC Staff on September 24.

Based upon the above and in full consideration of EITF FSP 00-19-2, the following additional disclosure is provided in Note 6:

Preferred Stock

The Company’s Certificate of Incorporation authorizes the issuance of 1 million shares of $.001 par value preferred stock. The Company’s board of directors (the “Board of Directors”) has the power to designate the rights and preferences of the preferred stock and issue the preferred stock in one or more series. On May 8, 2007, the Company closed an additional portion of its private financing of 34 Units of the Company’s securities, representing $1,700,000 principal amount of 6% Series B Convertible Preferred Stock at $50,000 face value per Unit. Each Unit is convertible at $.35 per share into 142,850 shares of Common Stock and Class C Warrants exercisable for five years at $.35 per share (as adjusted) to purchase 142,850 shares of Common Stock, plus Class D Warrants exercisable for five years at $.35 per share (as adjusted) to purchase 142,850 shares of Common Stock. The Preferred Stock is subject to forced conversion if the Common Stock trades above certain target levels. In accordance with EITF 00-27, a portion of the proceeds were allocated to each class of warrants based on their relative fair value, which totaled $2,169,091 using the Black Scholes option pricing model. Further, the Company attributed a beneficial conversion feature of $478,620 to the Series B preferred shares based upon the difference between the conversion price of those shares and the closing price of the Company’s common stock on the date of issuance. Both the fair value of the warrants (Series C and D) and the beneficial conversion feature were recorded as a dividends totaling $1,700,000. These dividends were recorded as a reduction of retained earnings and an increase to additional paid-in-capital.

Effective March 29, 2007, the Company closed the final portion of its private financing resulting in the issuance of 2,425 shares of 6% Series A Convertible Preferred Stock at $1,000 face value. The net proceeds to the Company from these financings totaling $2,133,849 was recorded as an increase to additional paid-in-capital. Each share of Preferred Stock is convertible into 2,857 shares of Common Stock. Each share of Preferred Stock issued under these financings also included one Series A Warrant and Series B Warrant. The Series A and B warrants entitle the holder to purchase 2,857 shares of the Company’s common stock for $0.35 per share for five years from the date of issuance. The warrants may be settled for registered or unregistered shares of common stock for cash or under cashless exercise arrangements at the option of the holder. Under the Offering, the Preferred Stock are subject to forced conversion if the Common Stock trades above $1.75 per share for 30 consecutive trading days prior to the date of notice of conversion and there is an effective registration statement. In accordance with EITF 00-27, a portion of the proceeds were allocated to each class of warrants based on their relative fair value, which totaled $1,909,934 using the Black Scholes option pricing model. Further, the Company attributed a beneficial conversion feature of $512,566 to the Series A Preferred Shares based upon the difference between the conversion price of those shares and the closing price of the Company’s common shares on the date of issuance. Both the fair value of the warrants (Series A & B) and the beneficial conversion feature were recorded as a dividends totaling $2,237,825. These dividends were recorded as a reduction of retained earnings and an increase to additional paid in capital. The assumptions used in the Black Scholes model are as follows: (a) dividend yield of 0%; (b) expected volatility of 136.9%; (c) weighted average risk-free interest rate of 4.92%, and (d) expected life of 4.75 years as the conversion feature and warrants are immediately exercisable.

Under the registration rights agreement, if the Company is unsuccessful in filing a registration statement within 30 days of closing the financing or does not have an effective registration within 90 days after the required initial filing date, it pays penalties of 2% per month payable in cash or the Company’s common stock, on the amount invested in Series A and B Convertible Preferred Stock, up to a maximum of 8 months. Given the current levels of investment in Series A and B Preferred Stock, the Company estimates the total liability to be approximately $1.2 million. As of June 30, 2007, the Company had not accrued for penalties under the registration rights agreement since at that time, having responded to the comments prepared by the SEC Staff, the Company had approximately 60 days to secure an effective registration statement before incurring penalties. The Company believed it was likely or at least reasonable possible that the Registration statement would be declared effective in advance of the deadline and the Company considered the likelihood of a contingent liability arising to be remote or reasonably possible. Upon receipt of additional comments prepared on August 17, 2007 by the SEC staff, the Company determined it was probable that penalties as defined in the Private Offering were due and began accruing the liability. Upon accruing the penalties, the expense will be reported in Other Expense.

Note 9.   Restatement, page F-19

9.     As discussed in a telephone conversation held on September 27, 2007 between the Company’s management and members of the Staff of the Commission, the error was a result of a miscalculation in the beneficial conversion feature arising from a financing on December 22, 2006. The error was discovered after the issuance of the financial December 31, 2006 financial statements, the December 31, 2006 balance sheet was restated, Note 9 was issued and additional disclosure was provided to the Statement of Operations. No other financial statements were affected by the error.

If the Staff of the SEC desires any additional information, please do not hesitate to contact the undersigned at (212) 841-0707.

Very truly yours,
PHILLIPS NIZER LLP
/s/ ELLIOT H. LUTZKER
Elliot H. Lutzker
cc:	Edwin A. Reilly